EXHIBIT 11.1

Statement Regarding Computation of Per Share Earnings

Computation of Earnings Per Share

The following formula was used to calculate the earnings per share, page 3, Consolidated Statements of Income for the year ended December 31, 2008, 2007 and 2006, included in this report as Exhibit 13.1.

(Calculation)

Net Income / Weighted average shares of common stock outstanding for the period =    Earnings Per Share

	December 31,
	2008	2007	2006
Weighted Average
Shares Outstanding	1,589,411	1,589,411	1,589,411
Net Income	$2,205,511	$2,035,962	$2,143,824
Per Share Amount	$1.39	$1.28	$1.35